Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of NOVEMBER 2025	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

Natuzzi Announces Financial Results for the Second Quarter of 2025

2Q 2025: Highlights

▪
Total net sales amounted to €78.3 million, down 7.2% from €84.4 million in 2Q 2024.
▪
Gross margin at 34.0% of revenue, compared to 38.1% in 2Q 2024, primarily due to the decrease in sales and the planned production shift of Natuzzi Editions for the North American market from China to Italy.
▪
2Q 2025 operating loss of (€2.7) million, compared to an operating loss of (€0.4) million in 2Q 2024.
▪
Net finance costs were (€3.2) million, compared to net finance costs of (€2.0) million in 2Q 2024, primarily due to unfavorable currency movements.
▪
During 2Q 2025, we invested €4.3 million, primarily to upgrade the Group’s Italian factories.
▪
As of June 30, 2025, we held €22.8 million in cash, from €20.3 million as of December 31, 2024. Cash availability includes €9.9 million of proceeds from the disposal of two non-strategic assets, namely the sale of a plot of land in Romania, in addition to the sale of the building in High Point which was completed in March.
▪
Approval by the BOD of the guidelines of a restructuring plan mainly focusing on the Italian industrial hub and a significant reduction in fixed costs at Group level. Negotiations with the Italian institutions to address labor market challenges and help ensure long-term sustainability are progressing. Status of ‘National strategic interest company’ being granted by the Italian government. Adequate strengthening of capital structure being considered.
▪
Majority shareholder provide interim credit line of up to €15.0 million to support the Company’s cash requirements and the transformation process that may be converted into capital in connection with future capital strengthening transactions.
▪
With the full support of the majority shareholder, the Company has launched the search for a CEO to drive the ongoing restructuring process and relaunch of the Group.
▪
Store traffic and written orders remain below expectations, due to a persisting and generalized weakness in consumer confidence in addition to trade duties by the U.S. administration. This may continue to adversely affect our results of operations for the remainder of the year.

*****

Santeramo in Colle (BA), November 19, 2025 – Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”), one of the most renowned

2025 Second Quarter and First Half Results - page 1

brands in the production and distribution of design and luxury furniture, today reported its unaudited financial information for the second quarter ended June 30, 2025.

Pasquale Natuzzi, Chairman and Chief Executive Officer ad interim of the Group, commented: “The operating environment remains challenging, influenced by the geopolitical instability, a weak U.S. real estate market, a strengthening euro, and still high interest rates. These factors have affected consumer confidence and slowed demand of semi-durable goods. Furthermore, trade tensions arising from U.S. trade tariffs have heightened uncertainty, with dealers and their buyers prioritizing inventory reduction over placing new orders. As a result, consolidated sales for the first half of the year fell short of our expectations, making it more difficult to absorb fixed costs and protect margins.

We fully recognize that the Group is currently navigating a highly challenging environment and Company-specific factors. These circumstances have weighed on our operating performance and slowed the execution of our turnaround strategy, which have adversely affected our cash-generation capacity.

In response to that, management is developing a comprehensive restructuring plan, aimed at restoring efficiency and profitability across the Group, and that marks a clear break from the past.

The restructuring plan guidelines envisages:

-
a significant reduction in fixed costs;
-
a more flexible production capacity;
-
the divesting of certain non-strategic Italian assets;
-
the outsourcing of low value-added activities; and
-
a review of the company’s capital structure and potential capital strengthening measures.

In the short term, we remain firmly committed to maintaining a rigorous focus on cash flow monitoring, exerting strict controls on discretionary spending, and ensuring disciplined management of working capital to safeguard our liquidity.

Although the execution of our commercial strategy is affected by current uncertainties, its core pillars remain unchanged. Investments made in product innovation, design, marketing and customer experience are delivering encouraging results, and the Trade & Contract division represents a short-term growth opportunity.

Following the Natuzzi Harmony Residence project already unveiled last year in Dubai, we have recently signed a second contract for a new building in Dubai comprising 85 apartments. We have also initiated another similar project in Jerusalem: a 90-apartment tower entirely designed

2025 Second Quarter and First Half Results - page 2

by Natuzzi. In addition, our Trade business continues to play an expanding role in supporting the retail channel, allowing us to deepen and broaden our relationships with architects.

Our distribution strategy remains unchanged. We continue to improve the quality of our network (with particular reference to China), through the closure of non-performing stores, the opening of locations in line with Natuzzi’s strategic brand positioning, as well as a comprehensive refit plan for several Natuzzi stores and galleries worldwide to enhance consumer experience and reinforce brand’s visibility.

The launch of new collections—some of which have received overall 14 international awards over the past 12 months—the targeted marketing and promotional plans, the “Natuzzi Congress”, showcasing our novelties and commercial opportunities to dealers and architects from around the world, and our participation in major industry events such as the Milan Design Week, High Point Market, Mumbai Design Week, Dubai Design Week and Riyadh Design Week make us cautiously confident in a gradual recovery in business activity. Encouraging signs in order flow have been observed recently in certain markets, including Italy and Emerging Markets, particularly Africa and the Middle East, where new opportunities from the retail and trade business are emerging.

We have made progress in reorganizing our commercial operations. We recently appointed David Workman as Chief Commercial Officer, Wholesale, to lead Natuzzi’s North American operations. In addition, we have completed the organization in the U.K. with a new Marketing Manager and a Merchandising Manager supported by a dedicated customer care team. In Italy the new leadership team is delivering encouraging results and can serve as a best-practice model for other key markets.

*****

The Company, with the full support of its majority shareholder, is advancing the search for a new Chief Executive Officer to succeed Mr. Pasquale Natuzzi, who currently holds the position of ‘CEO ad interim’. The Board of Directors has initiated a selection process aimed at identifying and appointing an experienced executive with specific expertise in business turnaround and capable of driving the strategic priorities set forth in the Company’s restructuring plan. These priorities focus primarily on rightsizing industrial operations in Italy, reducing fixed costs at the Group level, and supporting commercial activities.

During the current transition phase, the Company’s day-to-day operations will continue as usual under the current leadership team, including Mr. Natuzzi, who will also maintain his role as Chief Commercial Officer.

*****

2025 Second Quarter and First Half Results - page 3

The Company announces that its majority shareholder has provided a binding commitment of up €15.0 million to grant the Company a credit facility.

This credit facility will provide resources to address short-term requirements with the goal of supporting the financial stability needed to pursue the Group’s strategic objectives set out in the ongoing restructuring plan. The agreement also includes an option to convert the loan into equity, should a future capital increase be approved by the competent corporate bodies.

**********

2025 - SECOND QUARTER

CONSOLIDATED REVENUE

Consolidated revenue for 2Q 2025 amounted to €78.3 million, compared to €84.4 million in 2Q 2024. The performance in the quarter was impacted by ongoing macroeconomic, geopolitical, and industry-specific challenges, which continued to dampen consumers’ spending capacity and delay purchases of durable goods. This led to a lower-than-expected order intake which also impacted invoiced sales in the second quarter of 2025.

Revenues from upholstered and other home furnishings products are hereafter described according to the main dimensions of the Group’s business: i) Branded/Unbranded Business; ii) Key Markets; iii) Distribution.

A.
Branded/Unbranded business

The Group operates in the branded business (with Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and unbranded business, the latter with collections dedicated to large-scale distribution.

The following is the contribution of each Brand in terms of invoiced sales for 2Q 2025:

	2Q 2025	2Q 2024	Delta €	Delta %
Natuzzi Italia	28.8	32.8	(4.0)	(12.1%)
Natuzzi Editions	34.3	33.8	0.5	1.5%
Divani&Divani by Natuzzi	8.3	9.8	(1.5)	(15.1%)
Unbranded	4.1	5.6	(1.5)	(27.2%)
Total	75.5	82.0	(6.5)	(7.9%)

Figures in €/million, except percentage.

2025 Second Quarter and First Half Results - page 4

B.
Key Markets

Below is a breakdown of upholstery and home-furnishings invoiced sales for 2Q 2025, compared to 2Q 2024, according to the following geographic areas.

	2Q 2025	2Q 2024	Delta €	Delta %
North America	25.4	28.6	(3.2)	(11.1%)
Greater China	6.0	6.3	(0.3)	(4.9%)
West & South Europe	22.2	25.0	(2.8)	(11.2%)
Emerging Markets	12.4	9.9	2.5	25.3%
Rest of the World*	9.5	12.2	(2.7)	(22.5%)
Total	75.5	82.0	(6.5)	(7.9%)

Figures in €/million, except percentage.

*Includes South and Central America, Rest of APAC.

C.
Distribution

During 2Q 2025, the Group distributed its branded collections in 104 countries, according to the following table.

	Direct Retail	FOS**	Total retail stores (June 30, 2025)
North America	22(1)	10	32
Greater China	14(2)	260	274
West & South Europe	28	96	124
Emerging Markets	─	75	75
Rest of the World*	4	87	91
Total	68	528	596

(1) Included 3 Directly Operated Stores (DOS) in the U.S. managed in joint venture with a local partner. Since the Natuzzi Group does not have full control over each of these DOS, we consolidate only the sell-in from such DOS.

(2) All directly operated by our joint venture in China. Since the Natuzzi Group owns a 49% stake in the joint venture and does not control it, we consolidate only the sell-in from such DOS.

*Includes South and Central America, Rest of APAC.

** FOS = Franchise stores managed by independent partners.

Below is a breakdown of upholstery and home-furnishings invoiced sales for 2Q 2025, compared to 2Q 2024, according to distribution channels.

2Q 2025	2Q 2024	Delta €	Delta %

2025 Second Quarter and First Half Results - page 5

Retail DOS	17.4	20.0	(2.7)	(13.4%)
Retail FOS	31.1	32.7	(1.6)	(4.9%)
Contract	1.7	-	1.7	N.M.
Wholesale Gallery	20.5	21.5	(1.0)	(4.5%)
Wholesale (Free market)	4.8	7.8	(3.0)	(38.8%)
Total	75.5	82.0	(6.5)	(7.9%)

Figures in €/million, except percentage.

N.M. = Not meaningful

GROSS MARGIN

In 2Q 2025, Gross margin was 34.0%, which compares to 38.1% in 2Q 2024, mainly impacted by the decrease in revenue as well as the planned reallocation of Natuzzi Editions production for the North American market from China to Italy.

The management has been implementing price list adjustments to counterbalance the negative effect from U.S. trade duties on the Italian production and hence protect margins.

In addition, lower sales from higher-margin Natuzzi Italia and from directly operated stores contributed to the margin pressure in the quarter.

During 2Q 2025, industrial labor cost totaled (€19.4) million, or (24.8%) of revenue, compared to (€18.0) million, or (21.3%) of revenue in 2Q 2024. This increase was almost entirely due to the production of Natuzzi Editions for North America manufactured in Italy, as noted above, and despite the €2.0 million labor costs decrease in China.

OPERATING EXPENSES

During 2Q 2025, operating expenses, which include selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables, totaled (€29.3) million, or (37.5%) on revenue, compared to (€32.6) million, or (38.6%) on revenue in 2Q 2024.

Selling expenses also include impairment losses for non-financial assets related to our retail operations in the U.S., for a total of (€0.7) million.

Selling and Administrative expenses overall represented (41.9%) of revenue in 2Q 2025, compared to (40.0%) in 2Q 2024, due to a less efficient absorption of fixed costs from lower revenue.

“Other income” was €3.8 million compared to €1.3 million in 2Q 2024 as a result of the €2.8 million capital gain accounted for in connection with the sale of a plot of land in Romania.

2025 Second Quarter and First Half Results - page 6

NET FINANCE INCOME/(COSTS)

During 2Q 2025, the Company accounted for a total of (€3.2) million of Net Finance costs, compared to a total of (€2.0) million of Net Finance costs in 2Q 2024, mainly as a result of unfavorable currency movements.

CASH FLOW AND BALANCE SHEET

As of June 30, 2025, we held €22.8 million in cash, from €20.3 million as of December 31, 2024. The difference in cash during the period is the result of the following:

─
Net cash used by operating activities of (€4.1) million;
─
Net cash provided by investing in activities of €4.0 million, which includes proceeds of €7.5 million from the sale of a property in High Point, NC, and €2.4 million from the sale of a plot of land in Romania;
─
Net cash provided by financing activities of €2.5 million;
─
Effect of movements in exchange rates on cash equal to (€0.7) million;
─
Net cash from increased bank-overdraft repayable on demand of €0.8 million.

As of June 30, 2025, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of (€27.6) million, compared to (€21.7) million as of December 31, 2024, indicating a deterioration of €5.9 million in the period.

******

2025 Second Quarter and First Half Results - page 7

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the second quarter of 2025 and 2024 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Second quarter ended on		Change	Percentage of revenue
	30-Jun-25	30-Jun-24%		30-Jun-25	30-Jun-24
Revenue	78.3	84.4	-7.2%	100.0%	100.0%
Cost of Sales	(51.6)	(52.2)	-1.1%	-66.0%	-61.9%
Gross profit	26.6	32.1	-17.1%	34.0%	38.1%
Other income	3.8	1.3		4.8%	1.5%
Selling expenses	(22.9)	(23.8)	-3.6%	-29.3%	-28.2%
Administrative expenses	(9.9)	(10.0)	-0.8%	-12.6%	-11.8%
Impairment on trade receivables	—	—		0.0%	0.0%
Other expenses	(0.3)	(0.0)		-0.4%	0.0%
Operating profit/(loss)	(2.7)	(0.4)		-3.4%	-0.5%
Finance income	0.1	0.2		0.1%	0.2%
Finance costs	(2.3)	(2.4)		-3.0%	-2.8%
Net exchange rate gains/(losses)	(0.9)	0.2		-1.2%	0.2%
Net finance income/(costs)	(3.2)	(2.0)		-4.1%	-2.4%
Share of profit/(loss) of equity-method investees	0.1	0.3		0.1%	0.3%
Profit/(Loss) before tax	(5.8)	(2.2)		-7.4%	-2.6%
Income tax expense/(benefit)	(0.1)	(0.1)		-0.2%	-0.2%
Profit/(Loss) for the period	(5.9)	(2.3)		-7.6%	-2.7%
Profit/(Loss) attributable to:
Owners of the Company	(6.0)	(2.4)
Non-controlling interests	0.1	0.1

2025 Second Quarter and First Half Results - page 8

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the six months of 2025 and 2024 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Six months ended on		Change	Percentage of revenue
	30-Jun-25	30-Jun-24%		30-Jun-25	30-Jun-24
Revenue	156.4	168.9	-7.4%	100.0%	100.0%
Cost of Sales	(103.1)	(105.5)	-2.3%	-65.9%	-62.5%
Gross profit	53.3	63.3	-15.9%	34.1%	37.5%
Other income	6.6	2.5		4.2%	1.5%
Selling expenses	(43.0)	(47.0)	-8.4%	-27.5%	-27.8%
Administrative expenses	(19.9)	(18.5)	7.9%	-12.7%	-10.9%
Impairment on trade receivables	(0.0)	(0.0)		0.0%	0.0%
Other expenses	(0.3)	(0.1)		-0.2%	-0.1%
Operating profit/(loss)	(3.5)	0.2		-2.2%	0.1%
Finance income	0.3	0.4		0.2%	0.2%
Finance costs	(4.5)	(5.0)		-2.9%	-2.9%
Net exchange rate gains/(losses)	(1.9)	0.4		-1.2%	0.2%
Net finance income/(costs)	(6.1)	(4.2)		-3.9%	-2.5%
Share of profit/(loss) of equity-method investees	(0.1)	0.1		-0.1%	0.1%
Profit/(Loss) before tax	(9.7)	(3.9)		-6.2%	-2.3%
Income tax expense	(0.3)	(0.2)		-0.2%	-0.1%
Profit/(Loss) for the period	(10.0)	(4.1)		-6.4%	-2.4%
Profit/(Loss) attributable to:
Owners of the Company	(10.1)	(4.1)
Non-controlling interests	0.1	0.0

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)
	30-Jun-25	31-Dec-24
ASSETS
Non-current assets	165.0	175.6
Current assets	136.6	143.4
TOTAL ASSETS	301.7	319.0

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	40.1	54.0
Non-controlling interests	3.8	4.2
Non-current liabilities	96.3	102.5
Current liabilities	161.4	158.3
TOTAL EQUITY AND LIABILITIES	301.7	319.0

2025 Second Quarter and First Half Results - page 9

Natuzzi S.p.A. and Subsidiaries
Reconciliations between Net Financial Position and the most directly comparable measures under IFRS (Expressed in millions of Euro)
	30-Jun-25	31-Dec-24
Cash and cash equivalents	22.8	20.3
Less:
Bank overdrafts and short-term borrowings	31.0	23.3
Current portion of long-term borrowings	4.3	4.5
Long-term borrowings	15.0	14.2
Net Financial Position before lease liabilities	(27.6)	(21.7)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	30-Jun-25	31-Dec-24

Net cash provided by (used in) operating activities	(4.1)	1.7
Net cash provided by (used in) investing activities	4.0	(4.3)
Net cash provided by (used in) financing activities	2.5	(12.8)
Increase (decrease) in cash and cash equivalents	2.4	(15.4)
Cash and cash equivalents, beginning of the year	17.0	31.6
Effect of movements in exchange rates on cash held	(0.7)	0.8
Cash and cash equivalents, end of the period	18.7	17.0

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	30-Jun-25	31-Dec-24
Cash and cash equivalents in the statement of financial position	22.8	20.3
Bank overdrafts repayable on demand	(4.1)	(3.3)
Cash and cash equivalents in the statement of cash flows	18.7	17.0

**********

CONFERENCE CALL

The Company will host a conference call on Thursday, November 20, 2025, at 10:00 a.m. U.S. Eastern time (4.00 p.m. Italy time) to discuss financial information.

To join live the conference call, interested persons will need to either:

i)
dial-in the following number:

Toll/International: +1-412-717-9633, then passcode 39252103#,

or

ii)
click on the following link: https://www.c-meeting.com/web3/join/3PQUFXRW48XTKQ to join via video. Participants also have the option to listen via phone after registering to the link.

**********

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. Any

2025 Second Quarter and First Half Results - page 10

such securities have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials and in energy costs, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of any public health outbreaks (including the spread of any future epidemic), consumer demand, our supply chain and the Company’s financial condition, business operations and liquidity, the geopolitical tensions and market uncertainties resulting from the ongoing armed conflict between Russia and Ukraine, the Israel-Hamas war and other conflicts in the Middle East, the inflationary environment and potential increases in interest rates and energy prices, as well as protectionist trade policies, tariffs and related retaliatory measures. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

Use of non-GAAP Measures

This press release discusses Net Financial Position, which is a non-IFRS measure used by management internally and constitutes a non-GAAP financial measure defined in accordance with US Securities and Exchange Commission rules and regulations. We believe that Net Financial Position provides useful and relevant information regarding our performance and our ability to assess our financial performance and financial position.

Reconciliations between Net Financial Position and the most directly comparable measures under IFRS is provided in this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of June 30, 2025, Natuzzi distributes its collections worldwide through a global retail network of 596 monobrand stores in addition to galleries. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

For information:

Natuzzi Investor Relations: Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

2025 Second Quarter and First Half Results - page 11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	NOVEMBER 19, 2025	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi